Exhibit 99.1

Cellebrite’s Leading Digital Intelligence Solutions Support The World’s Top Public Safety Agencies & Enterprises in Lawfully Sanctioned Criminal & Civil Investigations Across The Globe

SAN FRANCISCO, CA and PETAH TIKVA, ISRAEL, August 30, 2021—Cellebrite DI Ltd. (“Cellebrite”), the global leader in Digital Intelligence solutions for the public and private sectors, and TWC Tech Holdings II Corp. (“TWC Tech Holdings”) (Nasdaq: TWCT), a special purpose acquisition company, today announced the completion of their previously announced business combination. The combined company will retain the Cellebrite DI Ltd. name and its ordinary shares and warrants will begin trading on Nasdaq on August 31, 2021, under the ticker symbols “CLBT” and “CLBTW,” respectively. The transaction was approved at a special meeting of TWC Tech Holdings stockholders held on August 27, 2021.

Yossi Carmil, Chief Executive Officer of Cellebrite, noted, “We have achieved an important milestone that advances our strategy to drive value to the investigative lifecycle. We are energized by the significant opportunities to build on our industry-leading position, expand our capabilities and continue to deliver valuable solutions to our broad and growing customer base. I would like to thank True Wind Capital for their support and partnership throughout this process. As a publicly traded company, we believe we are well positioned to help to create a safer world with our Digital Intelligence solutions suite, through the ethical use of our solutions, and to deliver sustainable value for all of our stakeholders.”

Adam Clammer, Chief Executive Officer of TWC Tech Holdings, said: “Cellebrite’s technology enables its customers to protect the public and safeguard assets with efficiency and transparency. We believe Cellebrite is well-positioned to capture the opportunities ahead and increase its share of the large and growing Digital Intelligence market as it transitions to the public markets.”

Transaction Overview

The transaction generated approximately $370 million of gross proceeds from the cash held in trust after TWC Tech Holdings stockholder redemptions and the private investment in public equity (PIPE) for the purchase of shares from existing shareholders of Cellebrite who are primarily from early investors in the company. Leading institutional investors, including Light Street Capital and Makena Capital, and strategic investor Axon Enterprise, Inc., participated in the PIPE, details of which were disclosed in Cellebrite’s April 8th, 2021 press release.

Cellebrite’s senior management team will continue to lead the company, headed by Yossi Carmil, Chief Executive Officer. Cellebrite’s Board of Directors is comprised of Haim Shani (Chairman), Ryusuke Utsumi, Yonatan Domnitz, Elly Keinan and Yossi Carmil. Upon the close of the transaction, the Board welcomed new Directors Adam Clammer, Dafna Gruber, William Heldfond and Nadine Baudot-Trajtenberg.

Advisors

J.P. Morgan Securities LLC served as financial advisor to Cellebrite, and White & Case LLP and Meitar Law Offices served as legal advisors to Cellebrite. Cowen and Company, LLC and Needham & Company, LLC served as non-exclusive lead capital markets advisors to Cellebrite.

BofA Securities and J.P. Morgan Securities LLC acted as placement agents for Cellebrite and TWC Tech Holdings. BofA Securities, J.P. Morgan Securities LLC and William Blair & Co. served as co-lead capital markets advisors to TWC Tech Holdings. Simpson Thacher & Bartlett LLP and Herzog, Fox & Ne’eman acted as legal advisors to TWC Tech Holdings.

Shearman & Sterling LLP acted as legal advisor to the placement agents.

About Cellebrite

Cellebrite’s mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations to master the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings

TWC Tech Holdings is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020.

About True Wind Capital

True Wind Capital is a San Francisco-based private equity firm focused on investing in leading technology companies. True Wind has a broad investing mandate, with deep industry expertise across software, tech-enabled services, and hardware.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Cellebrite are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to develop technologically advanced solutions and successfully integrate with the software solutions used by customers; acceptance of solutions by customers; errors, failures, defects or bugs in solutions; a failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel; the impact of the global COVID-19 pandemic; the impact of competition on pricing and on Cellebrite’s market share; sub-optimal results from products due to misuse by customers; Cellebrite’s failure to maintain and enhance its reputation and brand; inaccuracy of the estimates of Cellebrite’s market opportunity and forecasts of market growth; changes to packaging and licensing models that adversely affect the ability to attract or retain customers; failure to manage future growth effectively; failure to introduce new solutions and add-ons; issues in the use of artificial intelligence resulting in reputational harm or liability; the need for additional capital to support the growth of Cellebrite’s business; a failure to maintain the security of operations and the integrity of software solutions; the impact of government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties; a decline in government budgets, changes in spending or budgetary priorities, or delays in contract awards; a failure to adequately obtain, maintain, protect and enforce Cellebrite’s intellectual property or infringement of the intellectual property rights of others; perceptions or court or regulatory decisions that Cellebrite’s solutions violate privacy rights; the use of solutions by customers in a way that is, or that is perceived to be, incompatible with human rights; failure to comply with laws regarding privacy, data protection and security, technology protection, sanctions, export controls and other matters; and other factors, risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final proxy statement/prospectus filed with the SEC on August 5, 2021 and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts

For Cellebrite:

Media

Adam Jaffe
VP of Global Communications
+1 973 206 7643
adam.jaffe@cellebrite.com

– or –

RapidResponse@cellebrite.com

Investors

Anat Earon-Heilborn
VP Investor Relations
+972 73 394 8440
investors@cellebrite.com

For TWC Tech Holdings:

Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
+1 (212) 257-4170
TWCT@gasthalter.com